FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended July 22, 2005

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X                       Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                       No   X

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

Press Release, July 22, 2005

VANNESSA VENTURES LTD.
Suite 220, 1010 - 1st Street S.W.
Calgary, AB   T2R 1K4
Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

July 22, 2005                                                                                               SYMBOL:  VVV

Vannessa Updates Crucitas Developments

Calgary, July 22, 2005 - Vannessa Ventures Ltd.(“Vannessa”), (TSX-Ven: VVV, Berlin: VVT, WKN 914781) reports that it has filed a Request to advance the process of International Arbitration with the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C.  This action is to seek remedies from the Government of the Republic of Costa Rica (“Costa Rica”) for the effective denial of the benefits of Vannessa’s rights to develop the gold deposit located at Las Crucitas de Cutris (“Las Crucitas”) in San Carlos, Costa Rica.  The rights to develop the property are held by Vannessa’s wholly owned Costa Rican subsidiary Industrias Infinito S.A. (“Industrias Infinito”).

The Costa Rican Environmental Protection Agency (SETENA) is currently reviewing responses to questions arising from the SETENA review of the Environmental Impact Statement and from the public involvement process.  These responses were submitted in late April of this year as an Annex, and Vannessa is expecting a decision from SETENA regarding the acceptance of the Environmental Impact Statement in the near future.

The filing of the Request was required in order to comply with the terms of the Bilateral Investment Treaty (Treaty) between Canada and Costa Rica, with respect to timing of process events in order to protect Vannessa’s position under the Treaty.  Vannessa will continue its efforts to continue the approval process for the Crucitas project through interaction with SETENA, and other Government ministries in Costa Rica. The anticipated advancement of the Crucitas project  may result in Vannessa suspending the Arbitration process and continuing with the development of the project.

In the event that the Crucitas project can not be advanced, Vannessa is seeking remedies under the Treaty and requesting the Arbitration Tribunal restore Vannessa’s rights to develop Las Crucitas and pay monetary damages of US $5 million and legal and other administrative costs plus interest for lost profits.  In lieu of restitution Vannessa is seeking damages of US $276 million plus compound interest, which includes out-of-pocket expenses of US $36 million and lost profits of not less than $240 million.

Although Vannessa is confident in the validity of its claims, there can be no assurance that it will be successful in all, or part, of its claims.

John R. Morgan, President

Vannessa Ventures Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."